Prudential Investment Portfolios 9
Prudential International Real Estate Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 1st day of October, 2015, between Prudential Investment Portfolios 9 (PIP 9), on behalf of its series, Prudential International Real Estate Fund, and Prudential Investments LLC (the Manager).

WHEREAS PIP 9 and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which PIP 9compensates the Manager for the services provided by the Manager to Prudential International Real Estate Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1. The management fee rate schedule appearing in Schedule A is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to Prudential International Real Estate Fund:

1.00% on average daily net assets up to and including $1 billion;
0.980% on the next $2 billion of average daily net assets;
0.960% on the next $2 billion of average daily net assets;
0.950% on the next $5 billion of average daily net assets;
0.940% on average daily net assets exceeding $10 billion

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENT PORTFOLIOS 9

By: /s/ Scott E. Benjamin
Scott E. Benjamin, Vice President

PRUDENTIAL INVESTMENTS LLC

By: /s/ Stuart S. Parker
Stuart S. Parker, President